February 4, 2015

Division of Corporation Finance
United States Securities and
  Exchange Commission
100 F. Street, NE
Washington, DC  20549
Attn:  Gregory Dundas, Attorney-Advisor

RE:	PureBase Corporation (formerly Port of Call Online, Inc.)
Current Report on Form 8-K
Filed December 24, 2014
File No. 333-188575

Dear Mr. Dundas,

On behalf of PureBase Corporation (formerly Port of Call Online, Inc.) (the “Company”), we are responding to your letter dated January 21, 2015 relating to the above referenced Form 8-K. We do not believe that an amendment to Item 5.06 of the above referenced 8-K relating to the termination of “Shell Company” status is appropriate, and we offer the following reasons why.

On December 23, 2014, the Company entered into a Plan and Agreement of Reorganization between the Company and Purebase, Inc. along with certain stockholders of Purebase, Inc. (the “Reorganization”). By the Company entering into the Reorganization Agreement Purebase, Inc. became a majority-owned subsidiary of the Company and Purebase, Inc.’s business and properties became those of the Company. Port of Call Online, Inc. started out as a web-based boater services business with virtually no assets and virtually no business activity. Now the Company is fully engaged into developing minerals and natural resources located on Company property for use in industrial and agricultural applications.

A.	The Company now owns significant and valuable assets

(1)      On December 1, 2014 the Company acquired 280 acres of mining property containing 5 placer mining claims known as the Snow White Mine and 80 acres of fee property. This 280 acre combination of owned property (80 acres) and Non-Patented Placer Claims (200 acres) includes 9.5 acres which are conditionally permitted and ready for further development.  The property is covered by a Conditional Use Permit allowing the mining of the property and a Plan of Operation and Reclamation Plan has been approved by San Bernardino County and the US Bureau of Land Management (“BLM”).

The Snow White Mine deposit geology and chemical makeup of Pozzolan make it an ideal mineral for use as a Supplementary Cementitious Material (SCM). Based upon the methodology of the available geological reports for this project, combined with local knowledge of the site and the application of reasonable volume calculations, the Company believes there is an economically viable accessible combined ore body of mined pumice, tuff/brecia, perlite, and ryolite ore within the full 280 acre Snow White Mine property. Purebase is currently preparing a drill program that will help to delineate the pumice, tuff/brecia, perlite, and ryolite strata thicknesses, dimensions and size throughout the entire 280 acres.

The Company estimates that the 9.5 acre permitted section of the property contains 1.8 million tons of Pozzolan. The carbon credit (Cap in Trade rules) sets the minimum value for pozzolan at $10/ton which would give this permitted area of the mineral deposit an estimated $18,000,000 carbon credit valuation. The Company estimates that the 1.8 million tons of the minerals referred to above have an estimated in place value of $1.5/ton for a total of $2,7000,000 of in place mineral value for the 9.5 acre permitted area.

(2)         In July, 2014 Purebase, Inc. acquired Placer Mining Claims relating to 50 Placer mining claims identified as “USMC” 1” thru “USMC 50” covering 1,145 acres of mining property located in Lassen County, California and known as the “Long Valley Pozzolan Deposit”. The Long Valley Pozzolan Deposit is a placer claims resource in which Purebase Agricultural, Inc. holds non-patented mining rights to 1,145 acres of contiguous placer claims within the boundaries of a known and qualified Pozzolan deposit. This area is clearly defined in a State sponsored report and shows this area is underlain by mineral deposits for which geological information indicates that significant inferred resources of natural pozzolan are present. Purebase Agricultural, Inc. is currently preparing a drill program that will help to further define the estimated reserves within the boundaries of claims in this known deposit and begin the initial phases of the permitting processes. The Company estimates that the initial 40 acre area targeted for permitting contains 1.7 million tons of Pozzolan. The carbon credit (Cap in Trade rules) sets the minimum value for pozzolan at $10/ton which would give the 40 acre area targeted for permitting an estimated $17,000,000 carbon credit valuation. The Company estimates that the 40 acre area targeted for potential permitting could contain up to 1.7 million tons of natural pozzolan at a valuation of $1.5/ton in place mineral value for a total of $2,550,000.

(3)      In October, 2014 Purebase, Inc. entered into an Assignment of Lease pursuant to which Purebase Agricultural, Inc. acquired the rights to a Preference Rights Lease granted by the Bureau of Land Management (“BLM”) covering approximately 2,500 acres of land located in the Mount Diablo Meridian area of Nevada. Contained in the leased property is the Chimney 1 Potassium/Sulfur Deposit which consists of 15.5 acres of land fully permitted for mining operation which is situated within the 2,500 acres held by Purebase Agricultural, Inc. under a Federal Mineral Preference Right Lease in Esmeralda County, NV. This deposit of potassium and sulfur is described as being in an elongated dike like or neck like mass of ryolite with sulfur occurring in this area as irregular seams and blebs in altered Tertiary sedimentary rocks and welded tuffs. Phase I planning includes continued exploration, expansion and development of the existing permitted mine site. Included in the Phase II planning is the installation of onsite crushing and sizing machinery, truck scale and other equipment at the mine site. Phase III planning includes the exploration and development of the additional 2,500 acres of the lease area. The Company estimates that up to 1,146,000 tons of potassium sulfate (estimated value $1.5/ton in place value) could be recoverable from the 15.5 acre fully permitted portion of the property for a total in place mineral value of $1,719,000.

(4)      US Agricultural Minerals, LLC (“USAM”) (a subsidiary of Purebase, Inc.) has expended $700,000 in research and development costs developing certain intellectual property applicable to making cement and other products of interest to the Company. Specifically, USAM has done extensive research and testing of the Potassium Sulfate deposit, Lignite deposit and the Pozzolan deposits for agricultural applications and use as a high grade Supplementary Cementitious Material (SCM). The Company believes with increased awareness of greenhouses gases and the passage of California Assembly Bill AB 32, the California Global Warming Solutions Act of 2006, designed to reduce greenhouse gas emissions, Pozzolan, as a qualified “green” substitute as a SCM will further enhance the value and demand for Pozzolan from the cement industry.

While the Company readily admits that the above estimates of natural resource material and valuations are speculative and subject to further geological evaluation which is why these projected amounts were not included in the Company’s Form 8-K, nevertheless, these non-cash, tangible mineral assets and R&D far exceed an immaterial level of assets that would be considered “nominal”.

B.	The Company has significant current operations

Currently, the Company is actively engaged in the acquisition, development, mining and full-scale exploitation of natural resources and industrial mineral properties in the United States.  The Company owns or has rights to develop various mining claims throughout Nevada and California.  The products produced from these claims are permitted, registered, and available for mining and are ready to take to market either as bulk sales or, in the near future, as finished “PureBase” products . These natural resources are currently being tested within both the agricultural and construction industries.

Scott Dockter, President of the Company, is currently involved in overseeing all aspects of the Company’s operations, including mining property evaluations, assembling heavy equipment for mining and transportation of minerals, contacting potential customers for both agricultural and SCM uses of the Company’s raw materials as well as lining-up necessary financing for current operations as well as future potential mining acquisitions.

Guy Reed serves as General Manager for the Company. Mr. Reed’s primary activities include overseeing the day-to-day operations, coordinating the engineering, permit, compliance, regulatory and production requirements of each project. Mr. Reed oversees budget development and implementation, cost and revenue tracking, forecasting and management as well as critical path project schedules.

Gary Gilliland serves as a product and business consultant of the Company. Mr. Gilliland’s primary activities include agricultural market research, product development and testing, product licensing and trademarks. Gary’s role also includes business development, building market position by locating, developing, negotiating, and establishing business relationships in the agricultural industry.

Shawn Harrison serves as the Sr. Engineer for the Company. Mr. Harrison’s primary activities include providing expert technical knowledge of engineering concepts, practices and procedures. Shawn also manages our multi-discipline engineering projects, prepares and delivers project drawings and presentations; writes technical proposals; responds to RFPs and oversees the project design and permitting processes. He also manages environmental impact statements or environmental assessments associated with new mines and property expansions.

Don Gilbert serves as a consultant of the Company. Mr. Gilbert’s primary activities include providing market insight and a strong knowledge of concrete processing plants and equipment. Mr. Gilbert also provides assistance in monitoring alternative SCM material programs affecting California cement and lightweight facilities to evaluate economic, operational and environmental status as it relates to the Company’s construction products.  He also collaborates and provides technical experience to our business development and engineering group to meet future product specifications and production goals.

John Bremer, board member and owner of Rentrac (which owns and leases heavy equipment) is arranging to provide necessary earth moving equipment for the Company’s mining operations. John is involved in corporate strategic strategy, business opportunity and project and product evaluation. John also provides market intelligence, market trends and identifies critical issues affecting our core business model and practices.

The Company has retained the services of IAS Laboratories of Phoenix, AZ to develop a liquid product that can be commercially sold and distributed as a Fulvic Acid which has a higher value than Humic acid. IAS Lab has already completed in-depth research and testing of Potassium Sulfate and Lignite deposits for agricultural applications.  Because of its composition, the product is a highly versatile material and of excellent quality that could be utilized in conventional, organic, sustainable, precision and biological farming. This product could conceivably be used in hydroponics, aquaponics, extensive or open range ranching all over the world, be it in desert soils, dry and humic tropic as well as for soil remediation and phytoremediation.  The Lab is currently conducting agricultural application trials on several crops at different phenological stages of the plants.

The Company has an agreement in place for the marketing, business development and product sales functions of both the Agricultural and Construction business sectors.

With the Company’s products in the Agricultural Industry, it anticipates being able to commence generating revenue through the bulk delivery of mineral resources by the second fiscal quarter of 2015 and projects growing by year 3 to a 5% market share of the agricultural soil additive market in California, Iowa, Illinois, Minnesota and Nebraska.  The Company believes its Secondary Cementitious Material (SCM) division could have a 10% share of the cement/SCM markets in California, Texas, Missouri, Nevada and Arizona by year 3.  Combined estimated revenues for the above represent $60m for 2015 and an estimated $300m by 2017.

C.	The Company is pursuing additional property acquisitions

The Company is also evaluating other acquisitions and actively running exploration of various projects.  The Company is in negotiations relating to another property that could add substantial value to the Company’s portfolio of mineral resource properties.  This property already has necessary permits and approvals in place to begin mining operations immediately.  With existing products that can be brought online and into production this project includes existing infrastructure for the Company to process, bag and ship its products with onsite access to railroad and trucking equipment for shipment to customers in southern California.

As indicated above, the Company has an active and well-defined business. The Company believes this level of current operations far exceeds a level of operations that could be characterized as merely “nominal”.

Based upon the above information, the Company believes its current assets and operations are substantial and, as a result, far exceed the criteria of a “shell company” as defined in Rule 12b-2 under the Securities Exchange Act of 1934 and substantiates the Company’s termination of its shell company status as stated in its Form 8-K.  Consequently, the Company does not believe any further amendment to its Form 8-K filed December 24, 2014 in this regard is necessary.

A separate letter from the President/CEO of the Company acknowledging the statements set forth in your letter is filed supplementally with this response.

Sincerely,

/s/ Roger Linn

Roger Linn

cc: Scott Dockter/Amy Clemens